UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ambrx Biopharma, Inc.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

02290A102**

(CUSIP Number)

June 22, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, each representing seven ordinary shares, par value $0.0001 per share, issued by the Company (“ADS”). No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: HBM Healthcare Investments (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 17,754,723 (1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 17,754,723 (1)

	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,754,723 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7% (2)

12.	Type of Reporting Person (See Instructions): CO

(1)                                 Held in the form of 2,536,389 ADS, each one of which represents seven ordinary shares.

(2)                                 Based on 263,686,190 ordinary shares (including ordinary shares underlying American depositary shares (“ADS”) of the Company), calculated based on 214,686,190 ordinary shares expected to be outstanding following the offering, as reported in the Issuer’s Prospectus, filed with the SEC on June 21, 2021, and giving effect to the 49,000,000 ordinary shares underlying the 7,000,000 ADS expected to be sold in the offering.

Item 1.	(a).	Name of Issuer: Ambrx Biopharma, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 10975 North Torrey Pines Road La Jolla, California 92037

	Item 2(a).	Name of Person Filing: HBM Healthcare Investments (Cayman) Ltd.
	Item 2(b).	Address of Principal Business Office: Governors Square Suite #4-212-2 23 Lime Tree Bay Avenue West Bay Grand Cayman, Cayman Islands
	Item 2(c).	Citizenship: Cayman Islands, British West Indies

Item 2(d).	Title of Class of Securities: Ordinary shares, par value $0.0001

Item 2(e).	CUSIP Number: 02290A102 (This CUSIP number applies to the ADS. No CUSIP has been assigned to the ordinary shares)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned: 17,754,723 ordinary shares, held in the form of 2,536,389 ADS, each one of which represents seven ordinary shares (1)
	(b)	Percent of class: 6.7% (2)
	(c)	Number of shares as to which the Reporting Person has:
		(i)	Sole power to vote or to direct the vote: 17,754,723 ordinary shares, held in the form of 2,536,389 ADS, each one of which represents seven ordinary shares
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 17,754,723 ordinary shares, held in the form of 2,536,389 ADS, each one of which represents seven ordinary shares
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)         Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the “Board”). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

(2)         Based on 263,686,190 ordinary shares (including ordinary shares underlying ADS of the Company), calculated based on 214,686,190 ordinary shares expected to be outstanding following the offering, as reported in the Issuer’s Prospectus, filed with the SEC on June 21, 2021, and giving effect to the 49,000,000 ordinary shares underlying the 7,000,000 ADS expected to be sold in the offering.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2021

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

By:	/s/ Jean-Marc LeSieur
Name:	Jean-Marc LeSieur
Title:	Managing Director

SIGNATURE PAGE TO SCHEDULE 13G (AMBRX BIOPHARMA, INC.)